Exhibit 99.2

Board of Directors of sanofi-aventis

Paris, France – March 2, 2010 – At its meeting held on March 1, 2010, the Board of Directors decided - as foreseen in its announcement of December 16, 2009 – to propose to the General Shareholders’ meeting to be held on May 17, 2010 the ratification of the Board’s decision to co-opt Serge Weinberg as Director to replace Gunther Thielen who had resigned for personal reasons.

The Board also discussed the situation of five members of the Board of Directors whose term of office expires at the end of the General Shareholders’ meeting to be held on May 17, 2010.

The Board of Directors proposes that the General Shareholders’ meeting reappoint Christopher A. Viehbacher, Robert Castaigne, Lord Douro and Christian Mulliez as Directors.

As one Director, Jean-Marc Bruel, is not seeking reappointment, the Board of Directors proposes that the General Shareholders’ meeting appoint a new Director, Catherine Bréchignac.

Catherine Bréchignac is a physicist and holds a doctorate in science. She is currently Director of Research at the CNRS (the French national centre for scientific research). The French Ambassador at large of science, technology and innovation, and President of the French High Commission on Biotechnology, she was elected President of the International Council for Science (ICSU). Director General of the CNRS from 1997 to 2000, and its President from 2006 to 2010, Catherine Bréchignac is also a member of the French Academy of Sciences and the French Academy of Technologies and holds doctorates honoris causa from a number of universities. She is an Officer of the Légion d’honneur (Legion of Honor) and of the Ordre National du Mérite (National Order of Merit), and a Director of Renault.

The new Board of Directors would consist of the following members:

•	Uwe Bicker

•	Catherine Bréchignac

•	Robert Castaigne

•	Jean-François Dehecq

•	Patrick de La Chevardière

•	Thierry Desmarest

•	Lord Douro

•	Jean-René Fourtou

•	Claudie Haigneré

•	Igor Landau

•	Christian Mulliez

•	Lindsay Owen-Jones

•	Klaus Pohle

•	Gérard Van Kemmel

•	Christopher Viehbacher

•	Serge Weinberg

Sanofi-aventis www.sanofi-aventis.com Media Relations: Tel. : (+) 33 1 53 77 44 50 - E-mail : MR@sanofi-aventis.com Investor Relations : Tel. : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi-aventis.com

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About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.

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